Exhibit 12.1

AMF Bowling Worldwide, Inc.

Computation of Ratio of Earnings to Fixed Charges

(dollars in millions)

	New Company	Reorganized Predecessor Company	Fiscal Year Ended June 27, 2004	Reorganized Predecessor Company	Transition Period	Predecessor Company
	Three Months Ended September 26, 2004	Three Months Ended September 28, 2003		Fiscal Year Ended June 29, 2003	Six Months Ended June 30, 2002	Fiscal Year Ended December 31, 2001	Fiscal Year Ended December 31, 2000	Fiscal Year Ended December 31, 1999
Pre-tax income (loss) from continuing operations	(9.8)	(11.7)	(64.8)	4.5	688.9	(212.2)	(178.7)	(154.8)

Fixed Charges:
Interest expense	6.5	9.2	32.6	39.8	23.3	104.9	121.5	111.3
Rentals — 33%	4.7	2.2	13.5	8.8	4.8	10.3	11.5	11.0

Total fixed charges	11.2	11.4	46.1	48.6	28.1	115.2	133.0	122.3

Pre-tax income (loss) from continuing operations plus fixed charges	1.4	(0.3)	(18.7)	53.1	717.0	(97.0)	(45.7)	(32.5)

Ratio of earnings to fixed charges	0.12	(0.03)	(0.41)	1.09	25.52	(0.84)	(0.34)	(0.27)